News Release

TransAlta Declares Dividends

CALGARY, Alberta (July 21, 2015) – The Board of Directors of TransAlta Corporation (TSX: TA; NYSE: TAC) today declared a quarterly dividend of $0.18 per share on common shares payable on October 1, 2015 to shareholders of record at the close of business September 1, 2015.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.2875 per share on TransAlta’s issued and outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series A, payable on September 30, 2015 to shareholders of record at the close of business September 1, 2015.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.2875 per share on TransAlta’s issued and outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series C, payable on September 30, 2015 to shareholders of record at the close of business September 1, 2015.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.3125 per share on TransAlta’s issued and outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series E, payable on September 30, 2015 to shareholders of record at the close of business September 1, 2015.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.33125 per share on TransAlta’s issued and outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series G, payable on September 30, 2015 to shareholders of record at the close of business September 1, 2015.

All currency is expressed in Canadian dollars except where noted.

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information:

Investor Inquiries:	Media Inquiries:

Brent Ward	Leanne Yohemas
Director, Corporate Finance and Investor Relations	Senior Advisor, External Communications
Phone: 1-800-387-3598 in Canada and U.S.	Phone: Toll-free media number: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com

Jaeson Jaman
Manager, Investor Relations
Phone: 1-800-387-3598 in Canada and U.S.
Email: investor_relations@transalta.com